December 17, 2014

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: US Nuclear Corp.

Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-200135

Dear Mr. Spirgel:

This correspondence is in response to your letter dated December 3, 2014 in reference to our filing of the Form S-1filed November 12, 2014 on the behalf of US Nuclear Corp., File No. 333-200135.

Please accept the following responses and note that Registrant filed amended Form S-1/A on December 17, 2014.

Comment 1

General

We note you are registering for resale substantially all of your non-affiliate float and 2,000,000 shares held by your former promoter, president, and CEO, Richard Chiang. Given that you are registering substantially all of your non-affiliate float and certain affiliate shares, please advise why this transaction should be registered as a secondary offering instead of an indirect primary offering. In this regards, please:

Refer to Securities Act Rules Compliant & Disclosure Interpretation 612.09 available on our website as:

http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm

and

Analyze and explain, in light of the factors discussed in CD&I 612.09, why you are registering a bona fide secondary offering.

Answer: For the reasons set forth below, we respectfully submit to Staff that the proposed resale of shares by the Selling Shareholders as contemplated in the Registration Statement is not an indirect primary offering where the is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed the historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

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The Commission’s interpretation of 612.09 states that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in our analysis below. In our view, based on a review of all the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

As previously disclosed on EDGAR, the Company filed a Form D notice on April 25, 2014 seeking to raise $100,000. We closed our offering on September 29, 2014. The shares were issued in a private placement exempt from registration under the Securities Act and constitute restricted securities under the Securities Act. The registration statement also includes for resale 2,000,000 shares held by Richard Chiang, our former promoter, president and CEO. Mr. Chiang acquired his shares between May 18, 2012 and January 3, 2014.

Factor #1: How Long the Selling Shareholders Have Held the Shares

The 3,090,000 Shares to be registered for resale under the Registration Statement include (i) 2,000,000 shares purchased by our former promoter, president and CEO. His purchase dates are as follows, 850,000 shares on May 18, 2012, 700,000 shares on August 16, 2013, and 450,000 shares on January 3, 2014. His holding period is as long as 2 and a half years, 1 and 4 months, and 12 months. (ii) The 1,090,000 shares acquired between April 25, 2014 and September 29, 2014 by the Selling Stockholders at the earliest have been held for over six months. Each of the issuances of Common Stock was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Investor Purchase Agreement.

Factor #2: The Circumstances Under Which the Selling Stockholders Received Their Shares

As described above the Selling Stockholders acquired their respective Shares in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Investor Purchase Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Share pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute and of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Shareholders have any plans to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

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Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations made by them in the Investor Purchase Agreement.

Factor #3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are individual investors. None of the Selling Stockholders has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholder’s or similar agreements. Furthermore, none of the Selling Stockholders is action on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature, amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. In addition, the Company will not receive and of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor #4: The Amount of Shares Involved

As of September 30, 2014, the Company had 13,240,000 shares. (On October 16, we issued 25,000 shares of restricted common stock to our former CFO, Darian B. Andersen, at the time of this letter; we have 13,265,000 shares issued and outstanding) The Shares being registered for resale under the Registration Statement include shares held by 33 separate stockholders. The Selling Stockholder with the largest number of shares to be registered in the Registration Statement, Richard Chiang, beneficially owns 2,000,000 shares of Common Stock, representing approximately 15% of the Common Stock outstanding as of September 30, 2014. Regardless of percentage, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not controlling. Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance by the Staff illustrates that even a single, large stockholder can effect a valid secondary offering, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 15% held by Richard Chiang. Moreover, the Shares covered by the Registration Statement consist of shares held by 33 separate Selling Stockholders, and not one large Selling Stockholder.

Factor #5: Whether the Selling Shareholders are in the Business of Underwriting Securities

None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’s ability to resell the shares.

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The facts indicate that the Selling Shareholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor #6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The holding period of our largest Selling Stockholder is as long as 2 and a half years, 1 and 4 months, and 12 months, our other Selling Stockholders at the earliest have been held their shares for over six months. Each investor entered into a bona fide private placement transaction in which they made typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares. To the Company’s knowledge, the Selling Stockholders are compromised of 33 individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Comment 2

Cautionary Note Regarding Forward-Looking Statements, page 34

Please remove the reference to the PSLRA on this page when you refer to Section 27A of the Securities Act and Section 21E of the Exchange Act because the PSLRA does not cover penny stock issuers.

Answer: We have amended our filing and have removed the line “Section 27A of the Securities Act and Section 21E of the Exchange Act”.

Comment 3

Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 36

Please refer to Item 303 of Reg. S-K and provide the required disclosure of the results of operations, liquidity, and capital resources. Further, describe the factors or circumstances affecting your results of operations and any material trends affecting your business.

Answer: We have amended our filing with our required disclosures of our results of operations, liquidity, and capital resources, additionally; we have added descriptions of factors and circumstances pertaining to our results of operations and also material trends affecting our business.

Comment 4

Management, page 40

We note your biographies of the directors. Please refer to Item 401(e) of Reg. S-K and disclose the experiences, qualifications, attributes, or skills that led to the conclusion the person should serve as director.

Answer: We have amended our filing to add each of our director’s experiences, qualifications, attributes, and skills that helped us determine why they should serve as director.

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Comment 5

Security Ownership of Certain Beneficial Owners and Management, page 41

It appears from page 47 that Mr. Chiang will be offering all of his 2,000,000 shares. Please revise the last column on page 41 to reflect his holdings as if he sold his shares.

Answer: We have amended our filing to reflect Mr. Chiang’s holdings as if he sold his shares.

Comment 6

Executive Compensation, page 43

Please disclose whether any of your named executive officers have received compensation in the past two years and disclose the Summary Compensation Table required by Item 402(n) of Reg. S-K.

Answer: We acknowledge the Commission’s request and have inserted a summary compensation table per your request. None of our named executive officers have received compensation in the past two years.

Comment 7

Report of Independent Registered Public Accounting Firm, page F-2

We refer to the Form 8-K you filed on May 7, 2014 to announce a change in the registrant’s certifying accountant. In your disclosures under Item 4.01, you refer to an explanatory paragraph included in Kenne Ruan, CPA, P.C.’s audit reports for the company’s fiscal years ended December 31, 2013 and 2012 relating to the uncertainty of the company’s ability to continue as a going concern. However, we note that the audit report included in this Form S-1 does not make reference to a going concern opinion. Please explain.

Answer: Upon careful review of our Form 8-K filed on May 7, 2014, an error in drafting our Form 8-K contributed to this confusion. The audit report issued on February 7, 2013, we were issued a report for 2012 during which period we were still a shell, it included an explanatory paragraph, in regards to a going concern, for the year ended December 31, 2012 before the merger. But there is no 'going concern' explanatory paragraph on the audit report issued on April 11, 2014 for the years ended December 31, 2013 and 2012 after the merger. We have amended this on Form 8-KA/2.

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Comment 8

Signatures

We note your registration statement includes signatures for the principal executive and financial officers. Please note that a signature must also be provided by the controller or principal accounting officer. See Section VI.C. of Form S-1 General Instructions.

Answer: We have amended our filing to reflect our Principal Accounting Officer’s signature.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert I. Goldstein

Robert I. Goldstein

President and Chief Executive Officer

cc: Anthony Paesano

Paesano Akkashian, P.C.

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